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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------

                                  SCHEDULE TO
                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          ---------------------------

                                AIRBORNE, INC.
                           (Name of Subject Company)

                          ---------------------------

                                AIRBORNE, INC.
                           (Names of Filing Persons)
                    5.75% CONVERTIBLE SENIOR NOTES DUE 2007
                        (Title of Class of Securities)
                            009269AA9 and 009269AB7
                    (CUSIP Numbers of Class of Securities)


                          ---------------------------

                                AIRBORNE, INC.
                                 P.O. Box 662
                        Seattle, Washington 98112-0662
                                 206-830-4600
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                          ---------------------------

                                   Copy to:
                            D. Rhett Brandon, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-3615
                           CALCULATION OF FILING FEE

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            Transaction Valuation*          Amount of Filing Fee

                $163,102,083                       $13,195
      =================================================================

* The transaction value shown is only for the purposes of calculating the filing fee. The amount shown reflects the cost of purchasing $150,000,000 principal amount of Notes at the purchase price ($1,080 per $1,000 of the principal amount of the notes, plus accrued and unpaid interest up to but excluding November 17, 2003 (the expected date of acceptance for purchase and of payment)).

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:

     Form or Registration No:

     Filing Party:

     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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          This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Airborne, Inc., a Delaware corporation ("Airborne"), to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice (as it may be amended or supplemented from time to time, the "Statement") and the related Consent and Letter of Transmittal (as it may be amended or supplemented from time to time, the "Consent and Letter of Transmittal"), any and all of its outstanding 5.75% Convertible Senior Notes due 2007 (the "Notes") at a price (the "Tender Offer Consideration") equal to $1,080 per $1,000 of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date which Notes are accepted for payment under the Offer (the "Acceptance Date"). Prior to the consummation on August 15, 2003, of the merger (the "Merger") of an indirect wholly-owned subsidiary of DHL Worldwide Express B.V. ("DHL") with and into Airborne, pursuant to which Airborne became an indirect wholly-owned subsidiary of DHL, the Notes were convertible into shares of common stock, par value $1.00 per share, of Airborne, at a conversion rate of 42.7599 shares of Airborne's common stock per $1,000, or a conversion price of approximately $23.29 per share. Following the consummation of the Merger, each $1,000 principal amount of the Notes is convertible into $908.65 and 42.7599 shares of common stock, par value $0.01 per share, of ABX Air, Inc., a former subsidiary of Airborne that was spun-off to Airborne's former shareholders as part of the consideration offered in the Merger. A copy of the Statement and the Consent and Letter of Transmittal are attached hereto as Exhibit (a)(1) and Exhibit
(a)(2), respectively.

          The information in the Statement is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 2.   Subject Company Information.

(a)       Airborne, Inc.
          3101 Western Avenue
          P.O. Box 662
          Seattle, Washington 98111-0662
          Telephone: (206) 285-4600

(c) There is no established trading market for the Notes, except for limited or sporadic quotations.

Item 3.   Identity and Background of Filing Person.

(a) The information set forth in Item 2(a) is incorporated here by reference.

Item 4.   Terms of the Transaction.

(a)(1)(iv) No plans for a subsequent offering period after November 17, 2003.
(a)(1)(ix) Not applicable.
(a)(1)(x)  Not applicable.
(a)(1)(xi) Not applicable.
(a)(2)     Not applicable.
(b) To the best knowledge of Airborne, it will not purchase any Notes from its officers, directors or affiliates.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) The Notes are governed by an Indenture, dated March 25, 2002, among Airborne, Inc., as Issuer, Airborne Express, Inc., ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park, Inc., Airborne FTZ, Inc., Aviation Fuel, Inc., and Sound Suppression, Inc., as Guarantors, and The Bank of New York, as Trustee, as supplemented by the First Supplemental Indenture, dated August 15, 2003, among Airborne, as Issuer, Airborne Express, Inc., ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park, LLC, Airborne FTZ, Inc., Aviation Fuel, Inc., and Sound Suppression, Inc., as Guarantors, and The Bank of New York, as Trustee. The Notes are also subject to a Registration Rights Agreement, dated March 25, 2002, among Airborne, Inc., as Issuer, Airborne Express, Inc., ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park, Inc., Airborne FTZ, Inc., Aviation Fuel, Inc., and Sound Suppression, Inc., as Guarantors, and Goldman, Sachs Co. and First Union Securities, Inc., as Initial Purchasers.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(b) All Notes acquired in the transaction will be delivered to the Trustee for cancellation.
(c)(1)  Not applicable.
(c)(2)  Not applicable.
(c)(3)  Not applicable.
(c)(4)  Not applicable.
(c)(5)  Not applicable.
(c)(6)  Not applicable.
(c)(9)  Not applicable.
(c)(10) Not applicable.


Item 8.   Interest in Securities of the Subject Company.

(a) To the best knowledge of Airborne, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) To the best knowledge of Airborne, no transaction has occurred in the 60 days preceding the date of this Schedule TO that would be required to be disclosed by this item.

Item 10.  Financial Statements.

(a) Airborne does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition and the offer is for all outstanding Notes.
(b)  Not applicable.

Item 11.  Additional Information.

(a) Not applicable.
(b) Other material information. The information set forth in the Statement and the Consent and Letter of Transmittal attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.                               Description
-----------                               -----------

Exhibit (a)(1)        Offer to Purchase, Consent Solicitation and Change in
                      Control Notice, dated October 15, 2003.

Exhibit (a)(2)        Consent and Letter of Transmittal.

Exhibit (a)(3)        Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

Exhibit (a)(4)        Letter to Clients for use by Brokers, Dealers,
                      Commercial Banks, Trust Companies and
                      Other Nominees.

Exhibit (a)(5)        Press release issued by Airborne on October 15, 2003.

Exhibit (b)           None.

Exhibit (d)(1)        Indenture, dated March 25, 2002, among Airborne, Inc.,
                      as Issuer, Airborne Express, Inc., ABX Air, Inc.,
                      Sky Courier, Inc., Wilmington Air Park, Inc.,
                      Airborne FTZ, Inc., Aviation Fuel, Inc., and Sound
                      Suppression, Inc., as Guarantors, and The Bank of New
                      York, as Trustee, shall be deemed incorporated by reference to Airborne's Registration Statement on Form S-3 (Registration No. 333-88102) filed with the
                      Commission on May 13, 2002.



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Exhibit (d)(2)        First Supplemental Indenture, dated August 15, 2003,
                      among Airborne, as Issuer, Airborne Express, Inc.,
                      ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park, LLC, Airborne FTZ, Inc., Aviation Fuel, Inc., and Sound Suppression, Inc., as Guarantors, and
                      The Bank of New York, as Trustee.

Exhibit (d)(3)        Registration Rights Agreement, dated March 25, 2002,
                      among Airborne, Inc., as Issuer, the Guarantors
                      (as defined in the Indenture) and Goldman, Sachs & Co.
                      and First Union Securities, Inc., as Initial Purchasers of the 5.75% Convertible Senior Notes due April 1, 2007 shall be deemed incorporated by reference to Airborne's
                      Registration Statement on Form S-3 (Registration No.
                      333-88102) filed with the Commission on May 13, 2002.

Exhibit (g)           None.

Exhibit (h)           None.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.





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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2003       Airborne, Inc.



                               By: /s/ John Fellows
                                   -----------------------------------
                                   Name:   John Fellows
                                   Title:  President and Chief Executive Officer




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                                EXHIBIT INDEX

Exhibit No.                               Description
-----------                               -----------

Exhibit (a)(1)        Offer to Purchase, Consent Solicitation and Change in
                      Control Notice, dated October 15, 2003.

Exhibit (a)(2)        Consent and Letter of Transmittal.

Exhibit (a)(3)        Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

Exhibit (a)(4)        Letter to Clients for use by Brokers, Dealers,
                      Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(5)        Press release issued by Airborne on October 15, 2003.

Exhibit (b)           None.

Exhibit (d)(1)        Indenture, dated March 25, 2002, among Airborne, Inc.,
                      as Issuer, Airborne Express, Inc., ABX Air, Inc.,
                      Sky Courier, Inc., Wilmington Air Park, Inc., Airborne
                      FTZ, Inc., Aviation Fuel, Inc., and Sound Suppression,
                      Inc., as Guarantors, and The Bank of New York, as Trustee shall be deemed incorporated by reference to Airborne's
                      Registration Statement on Form S-3 (Registration No.
                      333-88102) filed with the Commission on May 13, 2002.

Exhibit (d)(2)        First Supplemental Indenture, dated August 15, 2003,
                      among Airborne, as Issuer, Airborne Express, Inc.,
                      ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park,
                      LLC, Airborne FTZ, Inc., Aviation Fuel, Inc., and Sound
                      Suppression, Inc., as Guarantors, and The Bank of
                      New York, as Trustee.

Exhibit (d)(3)        Registration Rights Agreement, dated March 25, 2002,
                      among Airborne, Inc., as Issuer, the Guarantors (as defined in the Indenture) and Goldman, Sachs & Co.
                      and First Union Securities, Inc., as Initial Purchasers of the 5.75% Convertible Senior Notes due April 1, 2007 shall be deemed incorporated by reference to Airborne's
                      Registration Statement on Form S-3 (Registration No.
                      333-88102) filed with the Commission on May 13, 2002.

Exhibit (g)           None.